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                                    Insync Systems, Inc.
                                    1463 Centre Pointe Drive
                                    Milpitas, CA 95035
                                    February 3, 1998



VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

     RE:  INSYNC SYSTEMS, INC. (the "Company")
          WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 8-A
          ------------------------------------------------

Dear Ladies and Gentlemen:

     On October 1, 1997, we submitted for filing, (i) a Registration Statement on Form S-1 (file number 333-36979) (the "S-1 Registration Statement") and (ii) a Registration Statement on Form 8-A (the "8-A Registration Statement"). At the time of filing the 8-A Registration Statement, we requested that the 8-A Registration Statement become effective concurrently with the S-1 Registration Statement. However, the Company has elected to not proceed with the public offering relating to the S-1 Registration Statement at this time. Therefore, we hereby request that the 8-A Registration Statement be withdrawn from your files and that the 8-A Registration Statement not become effective. We have applied for the withdrawal of the S-1 Registration Statement via a separate letter.

     If you have any questions or comments, please call Julia Schwartzman at
(650) 493-9300 or the undersigned at (408) 934-3100.


                              Very truly yours,

                              /s/ Terence J. Griffin,

                              Terence J. Griffin,
                              Chief Financial Officer



cc:  Judith P. Badua, Nasdaq Stock Market
     Mariana Prieto, Securities and Exchange Commission